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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              CARMIKE CINEMAS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.03 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of class of securities)


                                    143436400
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                                 (CUSIP number)


                                JOHN W. JORDAN II
                       875 N. MICHIGAN AVENUE, SUITE 4020
                             CHICAGO, ILLINOIS 60611
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                 AUGUST 3, 2004
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the
remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                         (Continued on following pages)
                              (Page 1 of 11 pages)


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



------------------------                              --------------------------
CUSIP No.  143436400                   13D
------------------------                              --------------------------



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:             The Jordan Trust
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                        (b) [x]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS:                N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:   United States

------------------ ------- -----------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER:           -0- (see Items 5 and 6)
    SHARES
                   ------- -----------------------------------------------------
 BENEFICIALLY        8     SHARED VOTING POWER:         -0-
   OWNED BY
                   ------- -----------------------------------------------------
     EACH            9     SOLE DISPOSITIVE POWER:      -0- (see Items 5 and 6)
  REPORTING
                   ------- -----------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:    -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY      -0- (see Items 5 and 6)
            REPORTING PERSON:

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.00%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     OO

----------- --------------------------------------------------------------------

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------------------------                              --------------------------
CUSIP No.  143436400                   13D
------------------------                              --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:                          TJT(B)
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                        (b) [x]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------- ------------------------------------
    4       SOURCE OF FUNDS:                N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                  [_]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

----------------- ------- ------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER:         116,042 (see Items 5 and 6)
     SHARES
                  ------- ------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER:       -0-
    OWNED BY
                  ------- ------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER:    116,042 (see Items 5 and 6)
   REPORTING
                  ------- ------------------------------------------------------
  PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED     116,042* (see Items 5 and 6)
            BY REPORTING PERSON:

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.95%**

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:   OO

----------- --------------------------------------------------------------------



* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.


** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will be 0%.

------------------------                              --------------------------
CUSIP No.  143436400                   13D
------------------------                              --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:   TJT(B) (Bermuda) Investment Company Ltd.

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [x]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS:   N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

----------------- ------- ------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER:         116,042 (see Items 5 and 6)
     SHARES
                  ------- ------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER:       -0-
    OWNED BY
                  ------- ------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER:    116,042 (see Items 5 and 6)
   REPORTING
                  ------- ------------------------------------------------------
  PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY REPORTING PERSON:                    116,042* (see Items 5 and 6)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.95%**

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:   CO

----------- --------------------------------------------------------------------


* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.


** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will be 0%.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 relates to the common stock, $0.03 par value per share, (the "Common Stock"), of Carmike Cinemas, Inc., a Delaware corporation (the "Company") and amends and supplements the Schedule 13D filed by the Beneficial Owners with the Securities and Exchange Commission (the "SEC") on February 11, 2002 (as amended by Amendment No. 1 filed on February 20, 2004, the "Schedule 13D"). The address of the principal executive office of the Company is 1301 First Avenue, Columbus, Georgia 31901. Capitalized terms used herein but not otherwised defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by adding the following at the end thereof:

         On August 3, 2004, the Beneficial Owners entered into an Underwriting Agreement (the "August 2004 Underwriting Agreement") with the Company, the other selling stockholders listed in Schedule II to the Underwriting Agreement (together with the Beneficial Owners, the "August 2004 Selling Stockholders"), and Goldman Sachs, as representative of the several underwriters listed in
Schedule I to the August 2004 Underwriting Agreement (collectively, the "August 2004 Underwriters"). The August 2004 Underwriting Agreement provides for purchases by the August 2004 Underwriters from the August 2004 Selling Stockholders of 4,332,415 shares of Common Stock (collectively, the "August 2004 Initial Sale"). Of the shares of Common Stock to be sold by the August 2004 Selling Stockholders in the August 2004 Initial Sale, The Jordan Trust agreed to sell 87,366 shares, TJT(B) agreed to sell 3,918 shares, and TJT(B) (Bermuda) Investment Company Ltd. agreed to sell 682,331 shares. In addition, pursuant to the August 2004 Underwriting Agreement, the August 2004 Selling Stockholders granted the August 2004 Underwriters an option, exercisable within 30 days after the date of the August 2004 Underwriting Agreement, to purchase an additional 649,836 shares of Common Stock at the same purchase price per share for the purpose of covering over-allotments (the "August 2004 Over-Allotment Option"). Of the 649,836 shares of Common Stock to be sold by the August 2004 Selling Stockholders upon the exercise in full by the August 2004 Underwriters of the August 2004 Over-Allotment Option, TJT(B) (Bermuda) Investment Company Ltd.
agreed to sell 116,042 shares. Pursuant to the final prospectus (the "August 2004 Offering Prospectus") filed by the Company on August 3, 2004 (the "August 2004 Offering Prospectus Date") pursuant to Rule 424 of the Securities Act, the public offering price in the public offering of Common Stock by the Company is $33.00 per share and the underwriting discount is $1.485 per share. Pursuant to the August 2004 Underwriting Agreement, the August 2004 Underwriters agreed to purchase shares of Common Stock in the August 2004 Initial Sale and upon exercise of the August 2004 Over-Allotment Option at a price per share of $31.515 (which is net of underwriting discounts and commissions). The August 2004 Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the August 2004 Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the August 2004 Underwriting Agreement, a copy of which is filed as Exhibit 10 hereto.

         Pursuant to the August 2004 Underwriting Agreement, the Beneficial Owners agreed to sell 889,657 shares of Common Stock to the August 2004 Underwriters, consisting of (i) 773,615 shares of Common Stock sold upon consummation of the August 2004 Initial Sale and (ii) 116,042 shares of Common Stock sold upon exercise in full by the August 2004 Underwriters of the August 2004 Over-Allotment Option, in each case, at a price per share of $31.515 (which is net of underwriting discounts and commissions), for an aggregate amount of $28,037,540.36 (which consists of (i) $2,753,339.49 received by The Jordan Trust upon consummation of the August 2004 Initial Sale, (ii) $123,475.77 received by TJT(B) upon consummation of the August 2004 Initial Sale, (iii) $21,503,661.47 received by TJT(B) Bermuda Investment Company Ltd. upon consummation of the August 2004 Initial Sale, and (iv) $3,657,063.63 that would be received by TJT(B) Bermuda Investment Company Ltd. upon the August 2004 Underwriters' exercise of the August 2004 Over-Allotment Option in full). The consummation of the August 2004 Initial Sale occurred on August 9, 2004 (the "August 2004 Initial Sale Closing Date").

         The Beneficial Owners have been advised that John W. Jordan II (the Beneficial Owners' designee on the Company's Board of Directors) has resigned from the Company's Board of Directors, effective as of the August 2004 Initial Sale Closing Date.

         Additional information is included in the response to Item 6 of this Amendment No. 2 and the Schedule 13D, which Item is incorporated herein by reference.

         Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) - (c) are hereby amended in their entirety as follows:

         (a) Based on information reported by the Company in the August 2004 Offering Prospectus, after the consummation of the August 2004 Initial Sale on August 9, 2004, there were 12,152,622 shares of Common Stock outstanding as of the close of business on August 9, 2004 (the "Outstanding Shares") and the Beneficial Owners beneficially own shares of Common Stock as follows:

         (i) The Jordan Trust owns no shares of Common Stock, directly or beneficially.

         (ii) TJT(B) directly owns no shares of Common Stock. By virtue of its ownership of all of the outstanding shares of TJT(B) Bermuda Investment Company Ltd., TJT(B) is, for the purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by TJT(B) Bermuda Investment Company, Ltd.

         (iii) TJT(B) Bermuda Investment Company Ltd. owns 116,042 shares of Common Stock representing approximately 0.95% of the Outstanding Shares.

         (b) Item 5(a) and Item 6 of this Amendment No. 2 and the Schedule 13D are incorporated herein by reference.

         (c) Except as set forth above, none of the Beneficial Owners, nor to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following at the end thereof:

         The  responses  set  forth  in Item 4 of this  Amendment  No. 2 and the
Schedule 13D are incorporated herein by reference in their entirety.

         Lock-Up Agreement. In connection with the August 2004 Initial Sale, the Company, its executive officers and directors and the August 2004 Selling Stockholders have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether owned at the time of such agreement or acquired thereafter, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC during the period beginning from the August 2004 Offering Prospectus Date and continuing to and including the date that is 90 days after the August 2004 Offering Prospectus Date, without the prior written consent of Goldman Sachs as representative of the August 2004 Underwriters (the "August 2004 Lock-Up Agreement"). The foregoing description of the August 2004 Lock-Up Agreement is not intended to be complete and is qualified in its entirety by the complete text of the August 2004 Lock-Up Agreement, the form of which is filed as Exhibit 11 hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to add the following to the end thereof:

         9. Agreement among the Beneficial Owners with respect to the filing of this Amendment No. 2.

         10. Underwriting Agreement, dated August 3, 2004, by and among Carmike Cinemas, Inc., the Selling Stockholders listed in Schedule II thereto, and Goldman, Sachs & Co., as representative of the several underwriters listed in
Schedule I thereto  (filed as

Exhibit 99.18 to Amendment No. 4 to the Schedule 13D of Goldman, Sachs & Co., et al, relating to the Company's Common Stock, filed on August 4, 2004 (the "Goldman, Sachs August 2004 Schedule 13D").*

         11. Form of Lock-Up Agreement (filed as Exhibit 99.19 to the Goldman, Sachs August 2004 Schedule 13D).*



______
* Incorporated herein by reference.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 10, 2004



                                                     THE JORDAN TRUST


                                                        /S/  JOHN W. JORDAN II
                                                     ---------------------------
                                                     BY:     JOHN W. JORDAN II
                                                     Title:  Trustee



                                                     TJT(B)


                                                        /S/  JOHN W. JORDAN II
                                                     ---------------------------
                                                     BY:     JOHN W. JORDAN II
                                                     Title:  Trustee



                                                     TJT(B) BERMUDA INVESTMENT
                                                     COMPANY LTD.


                                                       /S/   JOHN W. JORDAN II
                                                     ---------------------------
                                                     BY:     JOHN W. JORDAN II
                                                     Title:  President

                                  EXHIBIT INDEX

Exhibit No.                        Description                          Page No.
-----------                        -----------                          --------

    9       Agreement among the Beneficial Owners with respect to           11
            the filing of this Amendment No. 2.


   10       Underwriting Agreement, dated August 3, 2004, by and             *
            among Carmike Cinemas, Inc., the Selling Stockholders listed in Schedule II thereto, and Goldman, Sachs & Co., as representative of the several underwriters listed in
            Schedule I thereto (filed as Exhibit 99.18 to Amendment
            No. 4 to the Schedule 13D of Goldman, Sachs & Co., et al, relating to the Company's Common Stock, filed on August 4, 2004 (the "Goldman, Sachs August 2004 Schedule 13D").


   11       Form of Lock-Up Agreement (filed as Exhibit 99.19 to the         *
            Goldman, Sachs August 2004 Schedule 13D).




_________
* Incorporated herein by reference.

                                    AGREEMENT

         This will confirm that the agreement by and among all of the undersigned that the Amendment No. 2 is filed on or about this date with respect to the beneficial ownership of the undersigned shares of the common stock of Carmike Cinemas, Inc. is being filed on behalf of each of the entities named below.

Dated:   August 10, 2004


                             THE JORDAN TRUST
                             TJT(B)
                             TJT(B) BERMUDA INVESTMENT COMPANY, LTD.

                               /S/   JOHN W. JORDAN II
                             ------------------------------------------
                             By:     John W. Jordan II
                             Title:  Trustee of The Jordan Trust and TJT(B) and
                                     President of TJT(B) Bermuda Investment
                                     Company, Ltd.